Hydro One Reports Fourth Quarter Results

The Company appointed David Lebeter as its President and Chief Executive Officer (CEO), demonstrating the depth of talent within the Company's management team.

TORONTO, February 14, 2023 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the fourth quarter ended December 31, 2022.
Fourth Quarter Highlights
•Fourth quarter basic earnings per share (EPS) of $0.30 was 11.1% higher compared to EPS of $0.27 for the same period in 2021. For the full year, basic EPS of $1.75 was 8.7% higher than basic EPS of $1.61 in 2021.
•EPS for the quarter was higher year over year primarily due to approved rates for the transmission and distribution segments, the impact of regulatory adjustments including the recognition of Conservation and Demand Management (CDM) revenues and lower earnings sharing, as well as lower depreciation, amortization and asset removal costs as a result of a gain realized on the sale of surplus property, which were partially offset by higher work program expenditures.
•Hydro One restored power to approximately 550,000 customers during the December winter storm in the middle of the holiday season.
•Hydro One reinforced its commitment to support customers by relaunching its Winter Relief Fund.
•The Company received approval from the Ontario Energy Board (OEB) for its 2023-2027 Joint Rate Application (JRAP) on November 29, 2022 (JRAP Decision).
•With the approval of the 2023-2027 JRAP, the Company is providing an EPS guidance range for 2027 of $2.05 to $2.26. This range translates into a compounded annual growth rate (CAGR) of 5%-7% over the period 2023-2027, relative to a normalized 2022 earnings.
•Annual productivity savings of $374 million represents an 8.6% increase year-over-year. Total productivity savings since 2015 amounts to $1,456 million.
•Hydro One was recognized as one of Canada's Best Employers for 2023 by Forbes for the 8th consecutive year.
•Hydro One received an award for its recovery efforts during the May 2022 Derecho windstorms from the Edison Electric Institute.
•Subsequent to the quarter, demonstrating the depth of its management team, Hydro One appointed David Lebeter, its current Chief Operating Officer, as its President and CEO.
•Subsequent to the quarter, demonstrating its commitment to sustainability, Hydro One published a Sustainable Financing Framework, a first for a utility in Canada. The Company also successfully priced its inaugural offering of Medium-Term Notes (MTN) under the New Sustainable Financing Framework in the amount of $1,050 million. This is the largest aggregate amount issuance of sustainable bonds by a corporate issuer to date in Canada.
•The Company's capital investments and in-service additions for the year were $2,132 million and $2,267 million, respectively, compared to $2,125 million and $1,757 million in 2021.
•Quarterly dividend declared at $0.2796 per share, payable March 31, 2023.
"I am excited to lead this great company and a strong team as we continue to deliver on our strategy of focusing on safety, reliability, customers and Indigenous communities to build a stronger and more prosperous Ontario," said David Lebeter, President and CEO of Hydro One. “With the approval of our 2023-2027 Investment Plan, we are pleased to provide EPS growth guidance of 5%-7% as we continue to execute on our existing strategic plan."

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Selected Consolidated Financial and Operating Highlights

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars, except as otherwise noted)	2022	2021	2022	2021

Revenues	1,862	1,779	7,780	7,225
Purchased power	895	914	3,724	3,579
Revenues, net of purchased power[1]	967	865	4,056	3,646
Net income attributable to common shareholders	178	159	1,050	965

Basic EPS	$0.30	$0.27	$1.75	$1.61
Diluted EPS	$0.30	$0.26	$1.75	$1.61

Net cash from operating activities	602	670	2,260	2,149
Capital investments	570	532	2,132	2,125
Assets placed in-service	1,090	786	2,267	1,757

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,020	19,137	20,368	19,915
Distribution: Electricity distributed to Hydro One customers (GWh)	7,826	7,731	30,803	29,966
1 “Revenues, net of purchased power” is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (US) generally accepted accounting principles (US GAAP) used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2022 Fourth Quarter Highlights
The Company reported net income attributable to common shareholders of $178 million during the quarter, compared to $159 million in the same period of 2021. This resulted in EPS of $0.30, compared to EPS of $0.27 in the prior year.
Revenues, net of purchased power1 of $967 million for the fourth quarter were $102 million higher than revenues, net of purchased power1 for the fourth quarter of 2021. The increase is mainly due to revenues resulting from OEB-approved 2022 rates as well as positive regulatory adjustments, including the recognition of CDM revenues following receipt of the OEB decision on Hydro One's JRAP and lower earnings sharing. Revenues were also impacted by a regulatory adjustment associated with capitalized overheads approved in the JRAP settlement (Capitalized Overhead Tax Variance) which was partially offset by an adjustment to transmission revenue requirement and base distribution rates effective January 1, 2022 pursuant to the April 2021 OEB decision regarding the deferred tax asset (DTA) (DTA Implementation Decision). The impacts of the regulatory adjustment and the DTA Implementation Decision are offset by a net decrease in tax expense and are net income neutral in the period.

Operation, maintenance and administration (OM&A) costs in the fourth quarter of 2022 were higher than the prior year as a result of higher work program expenditures, including stations and line maintenance, emergency restoration and environmental expenditures, as well as higher corporate support costs.

Depreciation, amortization and asset removal costs for the fourth quarter of 2022 were lower than the prior year primarily due to a gain realized on the sale of surplus property which was partially offset by higher depreciation resulting from the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program and higher asset removal costs primarily resulting from storm-related asset replacements.
Income tax expense for the fourth quarter of 2022 was lower than the prior year primarily due to the tax recovery associated with the Capitalized Overhead Tax Variance and higher deductible timing differences, which were partially offset by incremental income tax expense pursuant to the DTA Implementation Decision and higher pre-tax earnings compared to the fourth quarter of the prior year.
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $570 million during the fourth quarter of 2022 and placed $1,090 million of new assets in-service.
2022 Annual Highlights
For the twelve months ended December 31, 2022, the Company reported net income attributable to common shareholders of $1,050 million compared to $965 million in 2021, an increase of $85 million compared to the prior year. This resulted in EPS for the period of $1.75 compared to EPS of $1.61 in 2021. Annual results were primarily impacted by the same factors as noted above, as well as higher average monthly peak demand and energy consumption.
For the full year, the Company placed $2,267 million of assets into service in 2022 compared to $1,757 million in 2021.
Selected Operating Highlights
The OEB approved the settlement agreement for the Company's JRAP, which includes the 2023-2027 Investment Plan for the Company's transmission and distribution systems. The Investment Plan, informed by customer feedback, serves to reduce the impacts of power outages, renew and replace critical transmission and distribution infrastructure, enable economic growth and prepare for climate change.
Hydro One reinforced its commitment to support customers in financial need with its Winter Relief Fund. As part of the Company's commitment to customers, those in need of financial assistance as well as increased payment flexibility are encouraged to contact Hydro One for support. Since 2020, the Company has helped tens of thousands of customers access approximately $11 million in financial relief from both Hydro One and government programs.
Hydro One's Board of Directors announced the appointment of David Lebeter as the Company's new President and CEO. Mr. Lebeter is a highly regarded leader with deep industry experience, strong people leadership skills and proven results in improving safety, productivity, operational performance, and customer experience. With more than 40 years of experience in the utility and forestry sectors, he currently serves as the Company's Chief Operating Officer with responsibility for transmission and distribution operations including construction, maintenance and vegetation management, as well as system operations, asset planning and engineering.
Hydro One published a Sustainable Financing Framework (Framework), a first for a utility in Canada. The Framework allows Hydro One and its subsidiaries to issue sustainable financing instruments, such as sustainable and green bonds, and allocate the net proceeds to investments in eligible green and social project categories. The project categories include: clean energy, energy efficiency, clean transportation, biodiversity conservation, climate change adaption, socio-economic advancement of Indigenous peoples and access to essential services (such as the electrical grid and enablement of high-speed broadband internet).
In January, the Company's wholly-owned subsidiary, Hydro One Inc. priced its inaugural offering of $1,050 million MTN under its new Framework consisting of $300 million aggregate principal amount of 3.93% MTN, Series 53, due 2029, $450 million aggregate principal amount of 4.16% MTN, Series 54, due 2033 and $300 million aggregate principal amount of 4.46% MTN, Series 55, due 2053. The net proceeds from the issuance of the Notes will be approximately $1,045 million. The Company intends to allocate an amount equal to the net proceeds from the sale of the Notes to finance and/or refinance, in whole or in part, new and/or existing eligible green and social projects that meets the eligibility criteria described in the Framework.

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Common Share Dividends
Following the conclusion of the fourth quarter, on February 13, 2023, the Company declared a quarterly cash dividend to common shareholders of $0.2796 per share to be paid on March 31, 2023 to shareholders of record on March 15, 2023.
Supplemental Segment Information

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars)	2022	2021	2022	2021

Revenues
Transmission	480	421	2,077	1,824
Distribution	1,371	1,347	5,660	5,359
Other	11	11	43	42
Total revenues	1,862	1,779	7,780	7,225

Revenues, net of purchased power[1]
Transmission	480	421	2,077	1,824
Distribution	476	433	1,936	1,780
Other	11	11	43	42
Total revenues, net of purchased power[1]	967	865	4,056	3,646

Operation, maintenance and administration costs
Transmission	143	103	445	397
Distribution	222	161	739	658
Other	23	15	74	57
Total operation, maintenance and administration costs	388	279	1,258	1,112

Income before financing charges and taxes
Transmission	213	188	1,123	942
Distribution	149	158	749	694
Other	(14)	(7)	(40)	(24)
Total income before financing charges and taxes	348	339	1,832	1,612

Capital investments
Transmission	310	303	1,209	1,320
Distribution	253	221	899	787
Other	7	8	24	18
Total capital investments	570	532	2,132	2,125

Assets placed in-service
Transmission	761	526	1,405	1,008
Distribution	326	257	853	738
Other	3	3	9	11
Total assets placed in-service	1,090	786	2,267	1,757
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Summary of Fourth Quarter Results of Operations
Net Income
Net income attributable to common shareholders for the quarter ended December 31, 2022 of $178 million is an increase of $19 million, or 11.9%, from the prior year. Significant influences on net income included:
•higher revenues, net of purchased power,2 primarily resulting from:
•an increase in transmission and distribution OEB-approved 2022 rates; and
•positive regulatory adjustments, including the recognition of CDM revenues following the receipt of the JRAP Decision and a lower deferred adjustment as a result of the Earnings Sharing Mechanism in 2022.
•higher OM&A costs primarily resulting from:
•higher work program expenditures including stations and lines maintenance, environmental management, IT initiatives and storm restoration; and
•higher corporate support costs.
•lower depreciation, amortization and asset removal costs primarily resulting from a gain realized on the sale of surplus property, partially offset by higher depreciation resulting from the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, and higher asset removal costs.
•lower income tax expense primarily resulting from:
•higher deductible timing differences compared to the prior year; partially offset by
•higher pre-tax earnings.
EPS
Basic EPS was $0.30 in the fourth quarter of 2022, compared to basic EPS of $0.27 in the fourth quarter of 2021.
Revenues
The year-over-year increase of $59 million or 14.0% in transmission revenues during the quarter was primarily due to the following:
•positive regulatory adjustments, including the recognition of CDM revenues following receipt of the JRAP Decision, partially offset by a deferred adjustment associated with the OEB-approved Earnings Sharing Mechanism; and
•higher revenues resulting from OEB-approved 2022 rates; partially offset by
•a regulatory adjustment associated with the Capitalized Overhead Tax Variance and an adjustment to transmission revenue requirement effective January 1, 2022 to cease sharing of DTA amounts pursuant to the DTA Implementation Decision, the net impact of which is offset by a decrease in income tax and therefore net income neutral.

The year-over-year increase of $24 million or 1.8% in distribution revenues during the quarter was primarily due to the following:
•higher revenues resulting from OEB-approved 2022 rates; and
•positive regulatory adjustments including a lower adjustment to the Earnings Sharing Mechanism in 2022; partially offset by
•lower purchased power costs, which are fully recovered from ratepayers and are thus net income neutral; and
2 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial
Measures”.

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•a regulatory adjustment associated with the Capitalized Overhead Tax Variance and an adjustment to base distribution rates effective January 1, 2022 to cease sharing of DTA amounts pursuant to the DTA Implementation Decision, the net impact of which is offset by a decrease in income tax and therefore net income neutral.

Distribution revenues, net of purchased power,3 increased by 9.9% during the fourth quarter of 2022 compared to the prior year, primarily due to the reasons noted above, adjusted for the recovery of purchased power costs.
OM&A Costs
The year-over-year increase of $40 million or 38.8% in transmission OM&A costs during the quarter was primarily due to the following:
•higher work program expenditures, including higher volume of maintenance work on stations, as well as higher spend on lines and facilities;
•higher corporate support costs; and
•higher property taxes; partially offset by
•lower project write-offs.
The year-over-year increase of $61 million or 37.9% in distribution OM&A costs during the quarter was primarily due to the following:
•higher work program expenditures, including higher volume of emergency restoration and environmental management as well as higher spend associated with IT initiatives and customer programs;
•higher corporate support costs;
•higher project write-offs; and
•costs related to storm restoration efforts that have been recovered from third parties and are offset in revenue, therefore net income neutral.
Depreciation, Amortization and Asset Removal Costs
The decrease of $16 million or 6.5%, in depreciation, amortization and asset removal costs in the fourth quarter of 2022 was primarily due to a gain realized on the sale of surplus property, partially offset by higher depreciation resulting from the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, and higher asset removal costs.
Financing Charges
The $5 million or 4.1% increase in financing charges for the quarter ended December 31, 2022, was primarily due to higher weighted-average interest rates on short-term notes, partially offset by gains on interest rate swap agreements.
Income Taxes
Income tax expense for the fourth quarter of 2022 decreased by $14 million compared to the same period in 2021. This resulted in a realized effective tax rate of approximately 18.6% in the fourth quarter of 2022, compared to approximately 25.5% in the fourth quarter of the prior year.
The decrease in income tax expense for the three months ended December 31, 2022 was primarily attributable to:
•higher deductible timing differences compared to the prior year; and
3 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial
Measures”.

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•net income neutral items, including incremental tax recovery relating to the Capitalized Overhead Tax Variance which was partially offset by the tax expense relating to the DTA Implementation Decision. This decrease in tax expense is offset by a corresponding decrease in revenue and therefore net income neutral; partially offset by
•higher earnings adjusted for the DTA Implementation Decision and impacts of the JRAP Decision.
Assets Placed In-Service
The increase in transmission assets placed in-service during the fourth quarter was primarily due to the following:
•substantial completion of the end-of-life air blast circuit breakers replacement at Bruce B Switching Station;
•higher investments associated with customer connections placed in-service;
•timing of investments placed in-service for information technology initiatives; and
•higher volume of transmission line refurbishments and replacements; partially offset by
•timing of investments placed in-service for major development projects.
The increase in distribution assets placed in-service during the fourth quarter was primarily due to the following:
•partial in-service of South Middle Road feeder development project;
•higher volume of storm-related asset replacements;
•timing of investments placed in-service for information technology initiatives; and
•higher volume of assets placed in-service associated with customer connections; partially offset by
•lower volume of line refurbishments and replacements.
Capital Investments
The increase in transmission capital investments during the fourth quarter was primarily due to the following:
•higher volume of refurbishment and replacement work on transmission stations and lines; and
•higher volume of work on wood poles; partially offset by
•lower volume of work on customer connections.
The increase in distribution capital investments during the fourth quarter was primarily due to the following:
•higher spend on storm-related asset replacements; and
•higher volume of work on customer connections.

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Consolidated Income Statements

Three months ended December 31,			Year ended December 31,
(millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021

Revenues
Distribution	1,371	1,347	5,660	5,359
Transmission	480	421	2,077	1,824
Other	11	11	43	42
	1,862	1,779	7,780	7,225

Costs
Purchased power	895	914	3,724	3,579
Operation, maintenance and administration	388	279	1,258	1,112
Depreciation, amortization and asset removal costs	231	247	966	922
	1,514	1,440	5,948	5,613

Income before financing charges and income tax expense	348	339	1,832	1,612
Financing charges	128	123	486	461

Income before taxes	220	216	1,346	1,151
Income tax expense	41	55	288	178
Net income	179	161	1,058	973

Other comprehensive income	9	9	23	17
Comprehensive income	188	170	1,081	990

Net income attributable to:
Noncontrolling interest	1	2	8	8
Common shareholders	178	159	1,050	965
	179	161	1,058	973

Comprehensive income attributable to:
Noncontrolling interest	1	2	8	8
Common shareholders	187	168	1,073	982
	188	170	1,081	990

Basic EPS	$0.30	$0.27	$1.75	$1.61
Diluted EPS	$0.30	$0.26	$1.75	$1.61

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Consolidated Balance Sheets

As at December 31 (millions of Canadian dollars)	2022	2021

Assets
Current assets:
Cash and cash equivalents	530	540
Accounts receivable	767	699
Due from related parties	282	284
Other current assets	281	303
	1,860	1,826

Property, plant and equipment	25,077	23,842
Other long-term assets:
Regulatory assets	2,964	3,561
Deferred income tax assets	114	118
Intangible assets	608	570
Goodwill	373	373
Other assets	461	93
	4,520	4,715
Total assets	31,457	30,383

Liabilities
Current liabilities
Short-term notes payable	1,374	1,045
Long-term debt payable within one year	733	603
Accounts payable and other current liabilities	1,274	1,064
Due to related parties	271	266
	3,652	2,978

Long-term liabilities
Long-term debt	13,030	13,017
Regulatory liabilities	1,123	362
Deferred income tax liabilities	715	367
Other long-term liabilities	1,545	2,683
	16,413	16,429
Total liabilities	20,065	19,407

Noncontrolling interest subject to redemption	20	20

Equity
Common shares	5,699	5,688
Additional paid-in capital	34	38
Retained earnings	5,562	5,174
Accumulated other comprehensive income (loss)	11	(12)
Hydro One shareholders' equity	11,306	10,888

Noncontrolling interest	66	68
Total equity	11,372	10,956
	31,457	30,383

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Consolidated Statements of Cash Flows

Three months ended December 31,			Year ended December 31,
(millions of Canadian dollars)	2022	2021	2022	2021

Operating activities
Net income	179	161	1,058	973
Environmental expenditures	(9)	(6)	(33)	(30)
Adjustments for non-cash items:
Depreciation and amortization	194	218	831	815
Regulatory assets and liabilities	26	36	44	70
Deferred income tax expense	34	59	260	154
Other	10	22	39	67
Changes in non-cash balances related to operations	168	180	61	100
Net cash from operating activities	602	670	2,260	2,149

Financing activities
Long-term debt issued	750	—	750	900
Long-term debt repaid	(2)	(2)	(603)	(804)
Short-term notes issued	1,745	1,045	6,335	4,150
Short-term notes repaid	(1,880)	(960)	(6,000)	(3,905)
Dividends paid	(168)	(159)	(662)	(629)
Distributions paid to noncontrolling interest	(2)	(2)	(10)	(8)
Common shares issued	—	—	3	—
Costs to obtain financing	(5)	—	(10)	(7)
Net cash from (used in) financing activities	438	(78)	(197)	(303)

Investing activities
Capital expenditures
Property, plant and equipment	(514)	(461)	(1,966)	(1,928)
Intangible assets	(39)	(46)	(120)	(143)
Capital contributions received	(1)	5	12	14
Other	19	(2)	1	(6)
Net cash used in investing activities	(535)	(504)	(2,073)	(2,063)

Net change in cash and cash equivalents	505	88	(10)	(217)
Cash and cash equivalents, beginning of period	25	452	540	757
Cash and cash equivalents, end of period	530	540	530	540
This press release should be read in conjunction with the Company’s 2022 Consolidated Financial Statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, can be accessed at www.HydroOne.com/Investors and www.sedar.com.
Quarterly Investment Community Teleconference
The Company’s fourth quarter 2022 results teleconference with the investment community will be held on February 14, 2023 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register.vevent.com/register/BIdb9075c0bf0a4bf4b0d6b5373e39c402) prior to the scheduled start time to access Hydro One’s fourth quarter 2022 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.
Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents “revenues, net of purchased power” to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.

The following table provides a reconciliation of GAAP (reported) Revenues to non-GAAP (adjusted) Revenues, Net of Purchased Power on a consolidated basis.

	Three months ended December 31		Year ended December 31
(millions of dollars)	2022	2021	2022	2021
Revenues	1,862	1,779	7,780	7,225
Less: Purchased power	895	914	3,724	3,579
Revenues, net of purchased power	967	865	4,056	3,646

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Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: the Company’s EPS guidance range from 2023 to 2027, relative to a normalized 2022 earnings; the Company's filed settlement agreement on the JRAP, including anticipated outcomes and impacts; expectations regarding the Company's financing activities, including the anticipated use of an amount equal to the net proceeds from the issuance of medium term notes towards financing and/or refinancing new or existing eligible projects under the Sustainable Financing Framework; the Company’s plans to improve reliability, including facilitating connectivity for new load customers and generation sources; the Company's ongoing and planned projects and expected capital investments, including anticipated outcomes and impacts; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this presentation is based on a variety of factors and assumptions including, but not limited to: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on Hydro One’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of US GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. In this release, Hydro One also presents information about EPS growth guidance. The purpose of providing EPS guidance is in order to give context to the nature of some of Hydro One’s future projections for the Company as of the date of this release. Actual results may vary and the guidance may not be appropriate for other purposes. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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